# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### November 18, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Lions Gate Entertainment Corporation

### File No. 1-14880 - CF#24037

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Lions Gate Entertainment Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2009.

Based on representations by Lions Gate Entertainment Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.65 | through May 28, 2016 |
| Exhibit 10.66 | through May 28, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Amanda Ravitz
Branch Chief – Legal